Allthenticate

More Security. Less Burden.

A smart phone-based solution.

Allthenticate.net | team@allthenticate.net


Authentication is making us miserable.

Because it’s broken.

Two completely separate industries and solutions for *the same problem*:

Digital Authentication and **Physical Access Control**

Both industries manage **who** has access to **what**

Existing solutions are **inflexible** and **insecure**

It’s time for a revolution.

76% of businesses were victims of **phishing** last year

Avg. cost of data breaches is nearly **$4 million** per business

80% of hacking-related breaches tied to **passwords**

Existing readers cost over **$2,500 per door**

Upgrades require **replacing** the **reader** and issued **cards**

Proximity cards are easily **forgotten**, **lost**, or **stolen**

Single Device Authentication


Allthenticator
Jane Doe
No SDA Devices Present

One credential for all — **digital & physical**

Supports any interface

Hardened against *all* software-based attacks

We created a distributed authentication ecosystem.



Where there is no database for hackers to access.

No more passwords to steal,
and no credentials to copy.

How we do it

Cloud-based Management

One-stop authentication stop

Comprehensive Logging

Per employee entries
Digital and physical
Unforgeable

Device Management

Laptops
Phones
Doors
(Anything)

Flexible Policy

Create user groups
Time of day
Location etc.

Competitive Edge

Our security module runs on everything

Laptops, doors, iPhones, and Android phones

We can quickly add features and integrate with new devices securely.

Our proprietary security module can be implemented in software,
or use the secure hardware available on popular smartphones.

All-in-one Solution


Physical access control
Physical access logs
Computer login
Web service login
Temporary credentials
Employee on- and offboarding
Digital access logs
Multi-factor solution
Employee Key management

Interface


12:27
SDA
Username
Name For This Device
First Name
Last Name
Email
REGISTER
ADD DEVICE


Allthenticate
More Security. Less Burden.
A smart phone-based solution.
Verify Your Email


10:33
Allthenticator
Jane Doe
Front Door
Conference Room A
Work Desktop
Company Car
Personal Laptop
Any Device


10:12
Monday, March 30

If your phone is lost, simply
notify an admin or switch to a backup device.

Admin Panel



ADMIN PORTAL
Logged in as chad@allthenticate.net
Dashboard
View and edit access to resources
Home
User Groups
Resource Groups
Access Logs
Advanced
View by: PEOPLE RESOURCES
Search
ID First Name Last Name Email Groups
1 Chad Spensky chad@allthenticate.net Employees
3 Rita Mounir rita@allthenticate.net Employees
4 Eddie Zhang eddie@allthenticate.net Employees
5 Evan Blasband evan@allthenticate.net Employees
7 Bernie Conrad bernie@allthenticate.net Employees
Rows per page: 10
1-5 of 5

Customizable Security

FLEXIBLE POLICIES

- Time or Day
- Location
- Delegate Resource
- Temporary Access

FLEXIBLE SECURITY INTERACTION LEVELS

- Things magically open (lowest)
- Intent to do something (intermediate)
- Prove Identity (highest)

Our Business

Market Opportunity

Multi-factor + Access Control: **$30.6-43.4 Billion by 2025**

CAGR - compounding annual growth rate


2020
2025
GLOBAL
Multi-factor Authentication
(15-24% CAGR)
$9-10.6 B
$18.5-20.4 B
Access Control
(ACaaS,Readers,IAM)(7-8% CAGR)
$7-8 B
$12.1-13 B
U.S.
Multi-factor Authentication
(15-24% CAGR)
$1.8-2.8 B
$5.7-8.3 B
Access Control
(ACaaS,Readers,IAM)(7-8% CAGR)
$3.3-3.5 B
$4.2-4.5 B
LAUNCH
California Companies <500 Employees
(combined market)
$120M
$240M


OPTIONS
Roasted Seasonal Veggies
(186 cal) Pita $1.95
(91 cal) Avocado $1.75
(145-400 cal) Extra Grain $2.95
(120 cal) Extra Roasted Seasonal Veggies $2.95
(275 cal) Extra Protein (lamb excluded) $2.95
(250 cal) Extra Lamb $4.95
1 Choose your base: (pick 1)
Grains
Basmati Rice
Brown Rice
Black Lentils
Greens
Romaine
Artisan Super Greens
Mesclun
or Pita Roll
2 Choose your dips or spread: (pick up to 3)
Hummus
Sriracha Tomato Hummus
Honey Nut Feta
Greek Yogurt Sumac
Charred Carrot Tahini
Smoky Eggplant Harissa
4 Choose your toppings: (as many as you'd like)
Kalamata Olives
Tomatos
Crumbled Feta
Cucumbers
Onios
Red Cabbage
Shredded Carrots
Pickled Banana Peppers
Chick Peas
5
Something to drink?
Craft Fountain Soda $2.95
Seasonal Juices & Teas $3.95
Pure Leaf Iced Tea $2.95
Aquafina Water $2.25
Tazo Iced Green Tea $3.45
One Pure Coconut Water $4.45
Izzie Drinks $3.45
Draft Beer $5.45
Draft Wine $5.45
Desserts:
Walnut Baklava

Current security plans are complex and expensive.

Current Landscape



Digital
Physical
Microsoft
okta
yubico
Ping Identity
Google
twilio
DUO
HYPR
proxy
openpath
UNIKEY
sofia
kisi
VERKADA
HID
iCLASS Card

Feature Comparison

	PHYSICAL		DIGITAL			HAS IT ALL
	Legacy Solutions	Smartphone-based door readers	Password managers	Smartphone-based MFA solutions	Hardware tokens	ALLTHENTICATE
Flexible Security						✓
Backward Compatible	✓	✓	✓			✓
Simple Installation			✓	✓		✓
Over-the-Air Upgrades			✓	✓		✓
Eliminates Phishing				✓	✓	✓
Smartphone-Based Solution		✓		✓		✓
No Internet Required	✓	✓			✓	✓
Cross-domain Solution						✓
Price	$$$	$$$	$	$$	$$	$$

Revenue Model

TIERED SUBSCRIPTIONS

(PER USER)

Physical Only	Digital Only	Full Package	Door Readers
	Monthly fee per user		One-time fee

FUTURE INTEGRATIONS

fido™ RIPPLING okta

Projected Revenue



Payroll
Total Expenses
Net Revenue
$80
$60
$40
$20
$0
$ Millions
GLOBAL SSO SOLUTION
ENTERPRISE SOLUTION
INTEGRATIONS
REGIONAL LAUNCH
GLOBAL LAUNCH
HARDWARE SUPPLY CHAIN
SB LAUNCH
July 2021
July 2022
July 2023
July 2024
July 2025

~ 5,000 Companies of size 100

Note: These projections are forward-looking and cannot be guaranteed

Our Team



Chad Spensky, CEO

Ph.D.,Computer Science
(Security)

MIT Lincoln Laboratory
IBM Research
IBM PhD Fellowship recipient
15+ academic publications

Rita Mounir, COO

B.S., Financial Mathematics
and Statistics

Carpe Data
Center of Academic Achievement
Global Startup Weekend organizer
1st place Port Hueneme Startup Weekend

Evan Blasband, CTO

M.S., Electrical
And Computer Engineering

Lockheed Martin
Best UCSB EE project
1st place SpaceX Hyperloop Competition
1st place UCSB Startup Weekend

We have been developing this patented technology for 8+ years

We have a great supporting cast

Mentors with experience building and scaling hardware production

Advisors with experience starting companies and successfully exiting

Extensive industry and government relationships

Traction

A strong start

AWARDS & RECOGNITION

1st Place, People's Choice

NVC
UC Santa Barbara

SXSW PITCH 2020

INITIAL INVESTMENT

$400,000
Initial R&D

$80,000 Bootstrapped

CUSTOMER BASE

Apeel

CIO SOLUTIONS

PRODUCT LAUNCH

Summer 2020

Growth Plan

SMB

Now

Cloud-based Management

Comprehensive Logging

Workstation Unlocking

Smart Door Readers

Enterprise + Government

Near Future

Enterprise Integrations

FIPS Certification

Key Management

Single Sign-on

Globally Trusted

5+ Years

Continuous Authentication

Allthenticate Yourself

Digital Payments

Distributed Trust

Allthenticate Yourself — Future state


Let's get
you set up
quickly.
Allthenticate Yourself
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We're doing big things.

Financing

We're seeking funding to help us achieve our goals.

Develop our technology

Acquire customers

Expand our team


Kids today don’t know what a CD is.


Tomorrow,
kids won’t know what a
password or a key is.

We hope you'll join the Allthentication Revolution.